JULIE L. SPRAU
                                 (612)470-6115

                               February 12, 1997

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-11
Washington, D.C. 20549

     Re: Withdrawal of Pallet Recycling Associates of North America, Inc.'s Registration Statement on Form S-1
          (File No. 333-3968)

Ladies and Gentlemen:

         On behalf of Pallet Recycling Associates of North America, Inc., a Minnesota corporation (the "Company"), in connection with the above referenced Registration Statement (the "Registration Statement"), we respectfully request that such registration statement be withdrawn from the Securities and Exchange Commission's (the "Commission") registration review process.

         The above Registration Statement related to the proposed registration of 3,162,500 shares of the Company's Common Stock. The original Registration Statement was filed with the Commission on April 24, 1996. Pre-effective amendment no. 1 to the Registration Statement was filed with the Commission on September 5, 1996.

         Due to changes in the Company's management and the financial performance of the Company, the Company has decided to postpone its proposed public offering. No securities were offered or sold pursuant to the above referenced registration statement.

         The originals of all communications relating to the Registration Statement should be sent to James A. Bartholomew, acting President and Chief Financial Officer of the Company at 2665 Long Lake Road, Suite 120, Roseville, Minnesota 55113. We would appreciate it if you would also send copies of all communications to Kenneth L. Cutler, Esq., Dorsey & Whitney, 220 South Sixth Street, Minneapolis, Minnesota 55402.

         If you have any questions concerning the enclosed materials, please telephone the undersigned at (612)470-6115 or, in her absence, Kenneth L. Cutler at (612)340-2740.

                                        Very truly yours,


                                        /s/ Julie L. Sprau
                                        Julie L. Sprau

JLS
cc: James A. Bartholomew
    Jospeh Radecki
    Joseph T. Kinning, Esq.
    Kenneth L. Cutler, Esq.